Filed by CBOT Holdings, Inc. Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-6 under the

Securities Exchange Act of 1934

Subject Company

CBOT Holdings, Inc.

(Commission File No. 001-32650)

Special Dividend Announcement

Members,

We wanted to clarify, based on a number of questions from you, details around yesterday’s announcement regarding the special dividend.

As we first announced on June 14, 2007:

“CBOT will declare a one-time dividend of $9.14 per share of CBOT Holdings Class A common stock to shareholders of record as of a date prior to the close of the merger. The dividend will be conditioned upon the satisfaction or waiver of all of the conditions to the merger and paid immediately prior to the closing of the merger.”

Yesterday we formally “declared” that dividend and established July 5, 2007 as the record date. Nothing else has changed.

Our ability to pay dividends is restricted by our merger agreement with CME. This is a standard term of merger agreements, and CME agreed to allow us to pay this special dividend only if it were conditioned upon the merger. Although the dividend will be paid by CBOT, it will be paid just prior to the closing, so ultimately it impacts the cash of the combined company.

Hope this helps clarify the special dividend, and we look forward to continuing the dialogue with our members on the various aspects of the transaction.

Sincerely,

Charles P. Carey	Bernard W. Dan

Important Merger Information

In connection with the proposed merger of CBOT Holdings, Inc. (“CBOT Holdings”) and Chicago Mercantile Exchange Holdings Inc. (“CME”), the parties have filed relevant materials with the Securities Exchange Commission (“SEC”), including a joint proxy statement/prospectus, dated June 5, 2007, and a proxy supplement, dated June 17, 2007 regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE PROXY SUPPLEMENT REGARDING

THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors may obtain a free copy of the joint proxy statement/prospectus and the proxy supplement as well as other filings containing information about CBOT Holdings and CME without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the proxy supplement can also be obtained without charge by directing a request to CBOT Holdings, Inc., Attention: Investor Relations, at 141 West Jackson, Chicago, Illinois 60604 or calling (312) 435-3500.

CBOT Holdings and its directors and executive officers and other members of management and employees and other CBOT members may be deemed to be participants in the solicitation of proxies from CBOT Holdings stockholders in respect of the proposed transaction. Information regarding CBOT Holdings directors and executive officers is available in CBOT Holdings’ proxy statement for its 2007 annual meeting of stockholders, dated March 29, 2007. Additional information regarding the interests of such potential participants is included in the joint proxy statement/prospectus, the proxy supplement and the other relevant documents filed with the SEC. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements in this document and its attachments, if any, may contain forward-looking information regarding CBOT Holdings, CME and the combined company after the completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving CBOT Holdings and CME including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of CBOT Holdings and CME and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the failure of CBOT Holdings stockholders, CBOT members or CME stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty. Additional risks and factors are identified in the joint proxy statement/prospectus, the proxy supplement and CBOT Holdings’ other filings with the SEC, including its Report on Form 10-K for the fiscal year ending December 31, 2006 which are available on CBOT Holdings’ website at http://www.cbot.com.

You should not place undue reliance on forward-looking statements, which speak only as of the date of this document. Except for any obligation to disclose material information under the Federal securities laws, CBOT Holdings and CBOT undertake no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this document.